UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*


VAALCO Energy, Inc.
(Name of Issuer)


Common Stock, $0.10 par value per share
(Title of Class of Securities)


91851C201
(CUSIP Number)

Fred Coats
Kornitzer Capital Management, Inc.
5420 W. 61st Place
Mission, Kansas 66205
(913) 677-7778

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


November 23, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1. Names of Reporting Persons.
Kornitzer Capital Management, Inc. ("KCM")


2.Check the Appropriate Box if a Member of a Group

(a)
(b)

3. SEC Use Only

4. Source of Funds
OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Kansas


 Number of Shares
 Beneficially
 Owned by
 Each Reporting
 Person With:

7. Sole Voting Power
5,252,525



8. Shared Voting Power
0



9. Sole Dispositive Power
282,000



10. Shared Dispositive Power
4,970,525

11. Aggregate Amount Beneficially Owned by Each Reporting Person
5,252,525

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
8.96%

14. Type of Reporting Person
IA


The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended and restated as follows:

The source of the funds used in making the purchases of the Shares was investment advisory clients' personal funds. The amount of funds was $16,128,665.71.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

       (a) The Reporting Person beneficially owns 5,252,525 shares which represents 8.96% of the total outstanding shares of the Issuer.

       (b) The Reporting Person has the sole power to vote 5,252,525 shares, the sole power to dispose 282,000 shares, and the shared power to dispose 4,970,525 shares. The power to dispose is shared with Great Plains Trust Company ("GPTC"), 7700 Shawnee Mission Parkway, Suite 101, Overland Park, Kansas 66202. The principal business of GPTC is providing trust, pension, and asset management services. During the last five years, no officer or director of GPTC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All the directors and officers of GPTC are citizens of the United States of America.

       (c) Following are the transactions in the Shares by the Reporting Person during the past 60 days:

i. 09/26/2016	sell	350 shares	0.8395 per share open market trade
ii. 09/27/2016	buy	3,000 shares	0.8696 per share open market trade
iii. 09/28/2016	buy	91,000 shares	0.9403 per share open market trade
iv. 09/28/2016	sell	12,565 shares	0.8868 per share open market trade
v. 09/29/2016	buy	5,900 shares	0.9900 per share open market trade
vi. 10/03/2016	buy	1,000 shares	0.9580 per share open market trade
vii. 10/03/2016	sell	1,875 shares	0.9025 per share open market trade
viii.10/04/2016	buy	12,200 shares	0.9600 per share open market trade
ix. 10/06/2016	buy	33,500 shares	0.9585 per share open market trade
x. 10/06/2016	sell	2,275 shares	0.9006 per share open market trade
xi. 10/11/2016	buy	7,200 shares	0.9541 per share open market trade
xii. 10/12/2016	buy	10,800 shares	0.9477 per share open market trade
xiii.10/12/2016	sell	11,800 shares	0.8904 per share open market trade
xiv. 10/13/2016	buy	14,000 shares	0.9401 per share open market trade
xv. 10/14/2016	buy	10,000 shares	0.9300 per share open market trade
xvi. 10/14/2016	sell	800 shares	0.9300 per share open market trade
xvii.10/17/2016	buy	5,000 shares	0.9312 per share open market trade
xviii.10/17/2016sell	8,600 shares	0.8778 per share open market trade
xix. 10/18/2016	buy	15,600 shares	0.8979 per share open market trade
xx. 10/18/2016	sell	3,400 shares	0.8700 per share open market trade
xxi. 10/19/2016	buy	14,700 shares	0.8900 per share open market trade
xxii.10/19/2016	sell	200 shares	0.8700 per share open market trade
xxiii.10/20/2016buy	4,900 shares	0.8870 per share open market trade
xxiv.10/21/2016	buy	34,800 shares	0.8692 per share open market trade
xxv. 10/24/2016	buy	17,500 shares	0.8588 per share open market trade
xxvi.10/25/2016	buy	20,000 shares	0.8407 per share open market trade
xxvii.10/26/2016sell	900 shares	0.8269 per share open market trade
xxviii.10/26/2016buy	10,100 shares	0.8350 per share open market trade
xxix.10/27/2016	sell	3,600 shares	0.8014 per share open market trade
xxx. 10/28/2016	buy	8,200 shares	0.8240 per share open market trade
xxxi.10/31/2016	sell	1,000 shares	0.7900 per share open market trade
xxxii.10/31/2016buy	30,000 shares	0.8074 per share open market trade
xxxiii11/03/2016buy	35,100 shares	0.7773 per share open market trade
xxxiv.11/04/2016buy	23,100 shares	0.7600 per share open market trade
xxxv.11/07/2016	buy	14,661 shares	0.7530 per share open market trade
xxxvi.11/07/2016sell	3,200 shares	0.7003 per share open market trade
xxxvii.11/08/2016buy	4,539 shares	0.7442 per share open market trade
xxxviii.11/08/2016sell	4,400 shares	0.6900 per share open market trade
xxxix.11/09/2016buy	3,200 shares	0.7167 per share open market trade
xl. 11/10/2016	buy	8,100 shares	0.7219 per share open market trade
xli. 11/11/2016	buy	15,500 shares	0.7104 per share open market trade
xlii.11/15/2016	buy	1,500 shares	0.7400 per share open market trade
xliii.11/15/2016sell	1,775 shares	0.7000 per share open market trade
xliv.11/17/2016	buy	2,500 shares	0.7300 per share open market trade
xlv. 11/18/2016	sell	1,000 shares	0.6950 per share open market trade
xlvi.11/21/2016	buy	22,200 shares	0.7499 per share open market trade
xlvii.11/23/201	buy	103,040 shares	0.7804 per share open market trade
xlviii.11/25/2016buy	31,600 shares	0.7800 per share open market trade
xlix.11/25/2016	sell	7,300 shares	0.7529 per share open market trade

       (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares.

       (e) Not applicable.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      						Date:	November 28, 2016

						KORNITZER CAPITAL MANAGEMENT, INC.


						/s/ John C. Kornitzer
						By: John C. Kornitzer, President